FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(ENDESA CHILE)

A publicly held limited liability stock company (Sociedad Anónima Abierta)
Securities Register N° 0114

NOTICE OF REGULAR AND SPECIAL SHAREHOLDERS' MEETINGS

     By resolution of the Board of Directors of Empresa Nacional de Electricidad S.A., and in accordance with articles 55, 56, 57, 58 and 59 of Law No.18,046 and articles 34, 35, 35 bis, 36, 37 and 38 of the Company by-laws, a Regular Shareholders Meeting is called for April 24, 2007 at 10 a.m. at the Espacio Riesco convention center, Avda. El Salto 5,000, Huechuraba, Santiago, and also a Special Shareholders Meeting is called for the same day and place, to be held immediately following the regular meeting.

REGULAR SHAREHOLDERS' MEETING

The Regular Shareholders' Meeting will have as its purpose to acknowledge and resolve the following matters:

1. Approval of the Annual Report, Financial Statements and Report of the Independent Accountants and Inspectors of Accounts for the year ended December 31, 2006;

2. Approval of the Distribution of Profits and Dividends;

3. Information of the Company’s dividends policy and of the procedures for the dividends distribution;

4. Approval of the Investment and Financing Policy proposed by the Board of Directors;

5. Election of the directors;

6. Fixing the compensation of the Board of Directors;

7. Setting the compensation of the Directors Committee and the Audit Committee and approval of their budgets;

8. Information contained in the Directors Committee Report;

9. Appointment of External Auditors;

10. Election of two Accounts Inspectors and their alternates, and setting their compensation;

11. Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in article 44 of Law 18,046.

SPECIAL SHAREHOLDERS' MEETING

The purpose of the Special Meeting is to know and resolve on the following matters:

1. Amend article 32 of the Company by-laws related to the powers of the Chief Executive Officer, in order to adapt its text to article 40 of Law No.18,046.

2. Amend the first transitory article of the Company by-laws to reflect the way in which the capital is paid up.

3. Make all the necessary resolutions for complying with and carrying out that approved in the above numbers.

PARTICIPATION AT THE MEETINGS

The Shareholders listed in the Share Registry five business days prior to the Meetings to be held on April 24, 2007, shall have the right to attend and vote in the latter.

PROXIES

The verification of proxies will be carried out on April 21, 22 and 23, 2007 at the offices of Empresa Nacional de Electricidad S.A., at Santa Rosa 76, Santiago, from 9:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m., and on the date of the meetings from 9:00 a.m. to 10:00 a.m. at the place of the meetings.

In order to avoid crowds and delays, the beneficiaries of powers are strongly advised to register their powers during the first days of the checking period, at the times and places mentioned immediately above.

On the day of the meetings, powers will only be received until 10:00 a.m. Only those powers received by that time will qualify.

CHAIRMAN OF THE BOARD

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: March 06, 2007	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.